Puhui Wealth Investment Management Co., Ltd.

Suite 1002,W3 Office Building, Oriental Commerce Tower

No.1 Chang AnStreet, Dong Cheng District
Beijing, PRC100005

(+86) 10 53605158

June 25, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Michael Clampitt

Re:	Puhui Wealth Investment Management Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed June 11, 2018

File No. 333-225060

Dear Mr. Clampitt:

On behalf of Puhui Wealth Investment Management Co., Ltd., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 20, 2018, regarding the Registration Statement on Form F-1 filed with the Commission on June 11, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Prospectus

Cover Page, page 1

1.	We note your disclosure identifies the minimum and maximum values of the offering. Please revise to also identify the title and amount of shares being offered. Refer to Item 501(b)(2) of Regulation S-K for guidance.

In response to the Staff’s comment, we have revised the front and back covers of the prospectus to include the requested disclosure.

2.	We note that the offering period can be extended by mutual agreement between the company and the underwriter. Please revise to disclose the date the offering will end or, if this date is uncertain, describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

In response to the Staff’s comment, we have revised the pages 2, 13 and 112 of the Registration Statement to include the requested disclosure.

Business

Overview, page 72

3.	We note that Pucai-Fengsui Wenying No.1 Private Securities Fund was liquidated in February 2018. We also note on page 53 that this fund made up 7% of your total assets under management. Please revise your disclosures to address the following:

•	Discuss the impact of the liquidation on your financial statements (i.e., both qualitatively and quantitatively).

•	Disclose the reasons why the fund was liquidated. If other funds could be liquidated early, add a Risk Factor discussing the possibility and how those liquidations could impact your business.

In response to the Staff’s comment, we have revised the pages 18 and 53 of the Registration Statement to include the requested disclosure.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut at selengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Zhe Ji
Zhe Ji

cc:	Ari Edelman, Esq.

David Selengut, Esq.